07026386

8/16

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corimon C.A

*CURRENT ADDRESS Calle Hans Neumann
Edif. Corimon
Los Cortijos de Lourdes
Caracas 1071 Venezuela

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35106 FISCAL YEAR 11/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 9/19/07

082-35706

CORIMON, C.A. AND ITS SUBSIDIARIES
Consolidated Balance Sheet
November 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005)

11-30-05
AR/S

Assets	2005	2004
Current Assets		
Cash	18.321	14.401
Time deposits	2.150	1.443
Notes and accounts receivables		
Trade	69.709	50.562
Retainde taxes	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Prepayment - Suppiers	1.196	930
Officials and employees	327	243
Other	2.318	955
	87.819	62.746
Less allowance for doubtful accounts	3.177	3.245
Notes and account receivables, net	84.642	59.501
Inventories, net	54.355	43.611
Deposits in guarantee	5.147	5.517
Prepaid expenses	1.786	1.371
Total current assets	166.401	125.844
Long.term account receivables	10.006	11.776
Investment in shares	3.817	319
Properrty, plant and equipment	136.168	145.411
Property and other asstes for sale	12.523	12.706
Deferred charges and other assets	6.779	7.285
Goodwill	446	1.761
	336.140	305.102

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005)

Liabilities and Shareholdres' Equity	2005	2004
Current liabilities		
Bank loans	34.828	20.383
Current portion of liabilities under contracts of financial lease	1.009	1.221
Notes and accounts payable		
Trade	51.717	41.554
Directors and shareholders	427	450
Total notes and accounts payable	52.144	42.004
Preferred dividends	2.415	-
Income tax	772	5.194
Accrued expenses	21.362	21.410
Total current assets	112.530	90.212
Long-term bank loans	3.115	6.197
Liabilities under contracts of financial lease	1.104	3.322
Accrual for employees termination benefits, net of advances	5.423	5.060
Deferred tax	589	727
Preferred dividends	-	2.784
Other liabilities	435	508
Total liabilities	123.196	108.810
Minority interests	4.396	4.719
Shareholdres' equity	208.548	191.573
Total liabilities and shareholders' equity	336.140	305.102

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Twelve-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005, except net income per share)

	2005	2004
Net Sales	270.426	240.143
Cost of Sales	194.790	165.758
Gross income	75.636	74.385
Operating expenses		
Selling	31.256	24.484
Administrative and general	20.024	21.139
Total operating expenses	51.280	45.623
Operating Income	24.356	28.762
Integral financial cost (income)		
Interests expenses, net	5.061	7.681
Foreign exchange, net	(1.022)	1.074
Monetary result	(1.275)	(4.410)
Total integral financial cost	2.764	4.345
Other expenses, net	705	2.146
Net income before income taxes, and minority interests in the consolidated affiliate	20.887	22.271
Income Tax	2.817	6.589
Net income before minority interests in the consolidated affiliate	18.070	15.682
Minority interest participation in the consolidated affiliate's income	323	258
Net Income	18.393	15.940
Net Income per share	1.220	1.057

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Reuslt from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of november 30th, 2003, previously informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Adjustment for previous years	-	5.871	-	-	-	-	-	-	-	-	5.871
Balances as of november 30th, 2003	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Premium on book value over the cost of											-
subsidiaries' shares	-	-	-	-	16.675	-	-	-	-	-	16.675
Net Income	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Translation adjustment	-	-	-	-	-	-	-	-	98	-	98
Result from holding nonmonetary assets	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Balances as of november 30th, 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Equity accounts compensation	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Net Income	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Translation adjustment	-	-	-	-	-	-	-	-	(308)	-	(308)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Balances as of november 30th, 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Cash Flows
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	18.393	15.940
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation and amortization	13.944	14.778
Allowance for doubtful accounts and old inventory	-	3.625
Gain from net monetary position, net	-	(165)
Gain on property, plant and equipment sale	(34)	(86)
Accrual for employee termination benefits, net of advances and payments	363	249
Minority interests in consolidated affiliate	(323)	(258)
Current value of long-term accunts receivable	-	1.044
Changes in assets and liabilities		
Reduction (increase) in -		
Notes and accounts receivable	(25.047)	(23.331)
Inventories	(10.744)	(14.628)
Time deposits	370	5.517
Prepaid expenses	(415)	(718)
Deferred charges, other assets and goodwill	506	(1.428)
Increase (decrease) in -		
Notes and accounts payable	10.140	(1.975)
Income tax payable	(4.422)	4.813
Dividends payable	(369)	(543)
Other liabilities	(73)	(1.774)
Deferred tax income	(138)	2
Accrued expenses	(48)	(2.522)
Total adjustments	(16.290)	(17.400)
Net cash provided by (used in) operating activities	2.103	(1.460)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(5.693)	(2.952)
Proceeds from sale of property, plant and equipment	970	160
Time deposits	(707)	12.893
Investments in share	(3.498)	-
Long-term accounts receivable, net	1.812	1.297
Cash used in investing activities	(7.116)	11.398
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments (income) on financial leasing	(2.430)	4.543
Loans and other financial accounts payable, net	11.363	(10.547)
Net cash provided by financing activities	8.933	(6.004)
Net increase in cash and cash equivalents	3.920	3.934
Cash and cash equivalents at the beginning of the year	14.401	10.467
Cash and cash equivalents at the end of the year	18.321	14.401
Breakdown activities of monetary cahnges		
Cash	1.908	1.386
Operating activities	(4.432)	(2.891)
Investing activities	(2.874)	(1.510)
Financing activities	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2006)

	2005	2004
Net Sales	94.848	88.532
Cost of Sales	66.175	57.939
Gross income	28.673	30.593
Operating expenses		
Selling	11.152	7.645
Administrative and general	4.867	4.207
Total operating expenses	16.019	11.852
Operating Income	12.654	18.741
Integral financial cost (income)		
Interests expenses, net	1.566	2.527
Foreign exchange, net	-	-
Monetary result	(151)	(1.778)
Total integral financial cost	1.415	749
Other expenses, net	815	(560)
Net income before income taxes, and minority interests in the consolidated affiliate	10.424	18.552
Income Tax	(593)	3.797
Net income before minority interests in the consolidated affiliate	11.017	14.755
Minority interest participation in the consolidated affiliate's income	13	(128)
Net Income	11.004	14.883

END